UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2026

Jia Li
Chief Executive Officer
U Power Limited
18/F, Building 3, Science and Technology Industrial Park
Yijiang District, Wuhu City, Anhui Province
People's Republic of China, 241003

Re: U Power Limited
Registration Statement on Form F-3
Filed August 3, 2026
File No. 333-297930

Dear Jia Li:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenny O'Shanick at 202-551-8005 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ying Li